Exhibit 99.12

FORM OF SUPPLEMENTAL DISCLOSURE FOR BRAZIL

      The following legend will be distributed to GM common stockholders of record resident in Brazil as a supplement to the consent solicitation statement/prospectuses.

      The Hughes split-off, the GM/ News stock sale, the News stock acquisition and the distribution of securities in connection with the transactions have not been registered with or approved by, and this document has not been reviewed by, the Comissão de Valores Mobiliários in Brazil. The consent solicitation is intended for GM $1 2/3 par value common stockholders and GM Class H common stockholders only. As described in this document, General Motors will distribute shares of Hughes common stock in exchange for shares of GM Class H common stock only in circumstances that do not constitute a public offering in Brazil and are in accordance with applicable laws and regulations. Such distributions will not be available to the investing public in Brazil.